C21 Investments Reports Third Quarter Financial Results

Continued Revenue Growth with Improved Margins Generating Strong Free Cash Flow2

VANCOUVER, January 29, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its interim unaudited financial statements and management discussion and analysis for its third quarter ending December 31, 2024, on SEDAR. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars. The Company recently changed its fiscal reporting period to a March 31st year-end (see news release dated August 1, 2024 for audited two-month stub period). With this change, the comparative period in our interim financial statements will not be the same calendar months.

Third Quarter Highlights (October 1, 2024 to December 31, 2024):

  Revenue of $7.9 million - up 5.3% from Q2; Retail Revenue up 7% quarter-over-quarter driven by continued growth in the South Reno dispensary; State of Nevada sales were down 4% from the comparative period1

  Gross Margin of 46.0% - up 250 basis points sequentially

  Income from Operations of $1.0 million - up 219% from Q2, driven by strong retail sales growth, improved gross margin, and the continued focus on cost management, with SG&A down 10% from Q2

  Earnings (Loss) Per Share of ($0.00) up from ($0.01) in Q2

  Adjusted EBITDA of $1.6 million2 - up 21% quarter-over-quarter

  Free Cash Flow2 before working capital changes of $1.6 million - up 61% from Q2

  Liabilities reduced by $0.9 million in the quarter; Cash increased by $0.4 million
  Announced a Normal Course Issuer Bid under which the C21 may purchase common shares of the Company

Q3 Management and Operational Commentary:

"Our strong performance again this quarter validates our stated strategy and demonstrates C21's ability to execute and deliver results for shareholders," stated CEO and President, Sonny Newman. "We have added the right assets at the right price and are successfully scaling our business to deliver significant organic top-line revenue growth. With the sharp ramp-up in retail sales, 7% quarter-over-quarter and 22% over the past two quarters, we have seen a dramatic improvement in our margins despite continued industry compression. These results, combined with our relentless focus on cost management, have enabled us to generate a 61% increase in Free Cash Flow this quarter. The trending in the results we have delivered serves to reinforce the soundness of our strategy and our proven ability to execute. We intend to stay the course."

1 State of Nevada cannabis sales: https://www.headset.io/markets/nevada

2 Refer to "Non-GAAP Measures" disclosure at the end of this news release for a description and calculation of these measures

Given the previously reported change in fiscal year end from January 31 to March 31, there is no equivalent time period to this Q3 report in the Company's historical results. The comparative period in the interim financial statements for this third quarter ending December 31, 2024 is the 3 months ending January 31, 2024.

Q3 revenue of $7.9 million was up 5.3% compared to Q2, despite a 4% decline in Nevada sales over the comparative period1. The 7% increase in retail sales was driven by the strong performance in the South Reno dispensary, with monthly sales of $518,000 in December, up from $273,000 in July. This represents a 90% increase in monthly sales over the second half of the calendar year. With this shift in business mix, wholesale revenue was down slightly quarter-over-quarter.

Gross Margin of 46.0% in the third quarter was up 250 basis points from Q2. The improvement was driven by increased retail revenues, and greater operational synergies and cost efficiencies associated with integrating the new dispensary.

C21 reported Income from Operations of $1.0 million in the third quarter, up 219% from Q2. This significant improvement was driven by the increase in retail sales, higher gross margins, and lower operating expenses, with SG&A 10% lower than Q2.

The Company reported a Net Loss of $0.1 million in the third quarter, or ($0.00) per share, an improvement from Q2's Net Loss of $0.8 million or ($0.01) per share. Q3's Net Loss was primarily due to a provision for Income Tax (as per 280E).  The Company generated $0.6 million Net Income Before Tax.

Q3 Adjusted EBITDA2 was $1.6 million, up 21% from $1.3 million in Q2. The increase in Adjusted EBITDA was driven by the improvement in gross margins and lower SG&A expenses.

Cash provided by Operating Activities before taxes and changes in working capital was $1.7 million, up 65% over the previous quarter. Q3 Free Cash Flow2 before working capital changes was $1.6 million, up 61% from Q2.

Cash at the end of Q3 was up $0.4 million from Q2 despite $0.3 million in Income Tax paid, a $0.3 million debenture principal repayment, and a $0.4 million mortgage retirement from discontinued operations. Total Liabilities were reduced by $0.9 million in the quarter.

During the quarter, the Company announced that it intends to commence a normal course issuer bid, under which it may purchase up to 6,002,390 common shares of the Company, representing approximately 5% of the Company's issued and outstanding Common Shares (see news release dated November 26, 2024).

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations adding back income tax expense and before changes in working capital, minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Free Cash Flow:

	Q3	Q2	Q1	Two Month Stub	Q4
Quarter Ended (except as noted)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	January 31, 2024
Cash Provided by Operating Activities before taxes and changes in working capital (continuing operations)	$1,726,751	$1,045,505	$77,815	$451,006	$1,194,316
Purchase of Property and Equipment	(144,908)	(60,731)	(169,660)	(51,483)	(18,251)
Free Cash Flow	$1,581,843	$984,774	$(91,845)	$399,523	$1,176,065

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	Q3	Q2	Q1	Two Month Stub	Q4
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	January 31, 2024
Net Income (Loss)	$(130,941)	$(845,132)	$(1,412,172)	$(74,404)	$(2,042,004)

Interest & accretion	231,358	238,531	136,752	-	-
Provision for Income Taxes	722,800	828,400	367,700	372,743	1,723,925
Depreciation and Amortization	445,992	435,456	379,522	207,225	359,568
Depreciation and Interest in COGS	-	406,184	203,091	135,395	203,092
EBITDA	$1,269,209	$1,063,439	$(325,107)	$640,959	$244,581
Change in FV of derivative liability	-	-	-	(22,189)	59,217
Share based compensation	143,493	147,091	422,218	-	5,527
Loss (gain) from discontinued operations	49,663	85,714	25,724	22,965	(40,357)
One-time special project costs	-	-	117,543	-	-
Production curtailment, non-cash inventory adjustments	-	-	28,700	-	-
Other gain/loss	105,234	(927)	41,740	(9,209)	785,763
Adjusted EBITDA	$1,567,599	$1,295,317	$310,818	$632,526	$1,054,731

Q3 Balance Sheet Summary:

(US$)	December 31, 2024	March 31, 2024 (Audited)
Assets
Cash	2,496,651	3,260,568
Inventory	3,884,882	2,866,054
Other current, assets held for sale	1,929,153	2,011,700
Current Assets	8,310,686	8,138,322
Fixed Assets/Goodwill/Intangibles, deferred tax	49,500,515	47,087,514
Total Assets	57,811,201	55,225,836

Liabilities
Accounts payable	2,193,889	2,593,195
Income taxes payable	11,399,323	10,230,423
Convertible Debentures (current portion)	911,722	-
Other notes, current lease, deferred tax etc.	1,950,085	2,223,539
Current Liabilities	16,455,019	15,047,157
Lease liabilities	9,916,749	9,120,396
Convertible Debentures	981,110	-
Derivative liability	79,922	84,871
Total Liabilities	27,432,800	24,252,424

Shareholders' Equity	30,378.401	30,973,412
Total Liabilities and Shareholders' Equity	57,811,201	55,225,836

Q3 Summary Income Statement:

	Q3	Q2	Q1	Two Month Stub	Q4
(US$)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	January 31, 2024
Revenue	7,907,812	7,508,547	6,596,009	4,464,950	6,548,812
Cost of Sales	4,272,868	4,243,714	4,565,310	2,688,650	3,702,469
Gross Profit	3,634,944	3,264,833	2,030,699	1,776,300	2,846,343
Gross Margin%	46.0%	43.5%	30.8%	39.8%	43.5%
Total Expenses	2,656,830	2,958,247	2,870,955	1,486,394	2,359,799
Income from Operations	978,114	306,586	(840,256)	289,906	486,544
Income Tax Expense	(722,800)	(828,400)	(367,700)	(372,304)	(1,723,925)
Net Income (Loss)	(130,941)	(845,132)	(1,412,172)	(74,404)	(2,042,004)
Earnings (Loss) Per Share	(0.00)	(0.01)	(0.01)	(0.00)	(0.02)

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include but are not limited to: the Company's belief that its change in fiscal year end will better align the Company with the reporting schedule of its peers and better equip our auditors to complete their work in a timely manner moving forward; the Company's focus on ramping its new store and continuing to pursue additional opportunities in the market; and improving margins in the second half of the year. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.